                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)

                            Morgan Stanley Group Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   617446 10 9
                                 --------------
                                 (CUSIP Number)

                             Jonathan M. Clark, Esq.
                          General Counsel and Secretary
                            Morgan Stanley Group Inc.
                           1251 Avenue of the Americas
                               New York, NY 10020
                                 (212) 703-4000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                October 29, 1993
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]

                              S C H E D U L E  1 3 D

     CUSIP No. 617446109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
          Richard B. Fisher
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [X]                        (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)
                                             [ ]
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

Number of Shares Beneficially Owned by Each Reporting Person With
          7.   SOLE VOTING POWER
                    less than 1%
          8.   SHARED VOTING POWER
                    26,732,516
          9.   SOLE DISPOSITIVE POWER
                    3-4%
          10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,733,210
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                              [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8%
14.  TYPE OF REPORTING PERSON
          IN

                              S C H E D U L E  1 3 D

CUSIP No. 617446109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
          John J. Mack
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [X]                        (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)
                                             [ ]
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

Number of Shares Beneficially Owned by Each Reporting Person With
          7.   SOLE VOTING POWER
                    less than 1%
          8.   SHARED VOTING POWER
                    26,732,516
          9.   SOLE DISPOSITIVE POWER
                    1-2%
          10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,733,210
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8%
14.  TYPE OF REPORTING PERSON
          IN

                              S C H E D U L E  1 3 D

CUSIP No. 617446109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
          Anson M. Beard, Jr.
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [X]                        (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)
                                             [ ]
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

Number of Shares Beneficially Owned by Each Reporting Person With
          7.   SOLE VOTING POWER
                    less than 1%
          8.   SHARED VOTING POWER
                    26,732,516
          9.   SOLE DISPOSITIVE POWER
                    1-2%
          10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,768,360
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8%
14.  TYPE OF REPORTING PERSON
          IN

                              S C H E D U L E  1 3 D

CUSIP No. 617446109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
          Barton M. Biggs
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [X]                        (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)
                                             [ ]
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

Number of Shares Beneficially Owned by Each Reporting Person With
          7.   SOLE VOTING POWER
                    less than 1%
          8.   SHARED VOTING POWER
                    26,732,516
          9.   SOLE DISPOSITIVE POWER
                    1-2%
          10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,733,210
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8%
14.  TYPE OF REPORTING PERSON
          IN

                              S C H E D U L E  1 3 D

CUSIP No. 617446109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
          John S. Wadsworth, Jr.
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [X]                        (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)
                                             [ ]
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

Number of Shares Beneficially Owned by Each Reporting Person With
          7.   SOLE VOTING POWER
                    less than 1%
          8.   SHARED VOTING POWER
                    26,732,516
          9.   SOLE DISPOSITIVE POWER
                    1-2%
          10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,733,210
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8%
14.  TYPE OF REPORTING PERSON
          IN

                              S C H E D U L E  1 3 D

CUSIP No. 617446109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
          Each of the persons described on Appendix A.
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [X]                        (b) [ ]
          (Applies to each person listed on Appendix A)
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00  (Applies to each person listed on Appendix A)
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)
          (Applies to each person listed on Appendix A)
                                             [ ]
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          As stated on Appendix A

Number of Shares Beneficially Owned by Each Reporting Person With
          7.   SOLE VOTING POWER
                    less than 1% (Applies to each person
                    listed on Appendix A)
          8.   SHARED VOTING POWER
                    26,732,516 (Applies to each person listed on Appendix A)
          9.   SOLE DISPOSITIVE POWER
                    Less than 1% (Applies to each person
                    listed on Appendix A)
          10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          As stated on Appendix A.
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
          (Applies to each person listed on Appendix A)
                                  [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          As stated on Appendix A.
14.  TYPE OF REPORTING PERSON
          IN (Applies to each person listed on Appendix A)

THE FOLLOWING APPLY TO EACH PERSON LISTED ON APPENDIX A:


LINE 2:     Box "A" applies


LINE 4:     00


LINE 5:     Box is not applicable.


LINE 7:     Less than 1%


LINE 8:     26,732,516


LINE 9:     Less than 1%


LINE 10:    Not applicable


LINE 12:    Box is not applicable.


LINE 14:    IN



LINE 1                             LINE 6          LINE 11            LINE 13
                                                  Aggregate       Percent of Class
                                                   Amount          Represented By
NAME                             Citizenship  Beneficially Held  Amount in Line 11
-----------------------------------------------------------------------------------
AARON, DEBRA  M.                  USA                 26,732,845               33.8%
ABBEY, SCOTT  G.                  USA                 26,733,080               33.8%
ABDEL-MEGUID, TAREK  F.           USA                 26,732,911               33.8%
ABE, MITSUHIRO                    Japan               26,732,516               33.8%
ABOURACHED,  CHARBEL  E.          USA                 26,732,764               33.8%
ABRAMOVITZ,  DEBRA                USA                 26,732,779               33.8%
ADAMS,  JOHN  C.                  USA                 26,732,756               33.8%
AHN, CHI  HUN                     Korea               26,732,516               33.8%
ALBERS,  ALEXANDRIA               USA                 26,732,825               33.8%
ALKIRE, JOHN  R.                  USA                 26,732,613               33.8%
ALLEN, PETER  G.                  USA                 26,733,089               33.8%
ALLEY, STEVEN  J.                 USA                 26,732,760               33.8%
ALLWIN, JAMES  M.                 USA                 26,733,165               33.8%
ALMERINI, LOUIS  A.               USA                 26,732,794               33.8%
AMATO, DANIELLE  D.               USA                 26,732,833               33.8%
ANDA, JON  A.                     USA                 26,732,805               33.8%
ANDRYC, PHILIP  J.                USA                 26,733,030               33.8%
ANFANG,  RICHARD  L.              USA                 26,732,756               33.8%
ANGEVINE, ROBERT  E.              USA                 26,732,878               33.8%
ANTONACCI, CARMINE                USA                 26,735,799               33.8%
ARMITAGE,  MICHAEL  R.            UK                  26,732,516               33.8%
ARMSTRONG, JOHN  G.               UK                  26,737,174               33.8%
ATKINSON,  RICHARD  N.            UK                  26,732,516               33.8%
ATKINS,  CHARLES  N.              USA                 26,732,632               33.8%
ATWELL, R.  WAYNE                 USA                 26,732,610               33.8%
AYERS,  JONATHAN  W.              USA                 26,732,784               33.8%
BADER, JOAN  R.                   USA                 26,732,821               33.8%
BAIRD, STEPHEN  W.                USA                 26,733,310               33.8%
BALSBAUGH, R.  DUNCAN             USA                 26,732,791               33.8%
BANDEEN,  BONNIE  MIAO            USA                 26,734,745               33.8%
BANDEEN, ROBERT  D.               Canada              26,732,748               33.8%
BARBER, RICHARD  T.               USA                 26,733,429               33.8%
BARBER, THOMAS  K.                Canada              26,732,516               33.8%
BARTH-WEHRENALP,  GERALD  P.      USA                 26,732,771               33.8%
BARTOLOTTA, FRANK  J.             USA                 26,732,841               33.8%
BASES,  EDWARD  H.                USA                 26,732,700               33.8%
BAYER, JEROME  W.                 USA                 26,732,829               33.8%
BECHTEL, KAREN  H.                USA                 26,733,118               33.8%
BEECHER, DIANA  E.                USA                 26,733,171               33.8%
BELL, JAMES  J.                   USA                 26,732,678               33.8%
BENARDETE, STEVEN  M.             USA                 26,734,362               33.8%
BENJAMIN JR, S.  NICOLL           USA                 26,732,873               33.8%
BERGMAN, BARRY                    USA                 26,732,746               33.8%
BERGMAN, JEROME                   USA                 26,732,780               33.8%
BERG, JENNIFER  H.                USA                 26,732,740               33.8%
BILSBY,  KEVIN  A.                UK                  26,732,516               33.8%
BIRDSALL,  JOHN  S.               USA                 26,732,770               33.8%
BLAIN, PAUL  F.                   UK                  26,736,474               33.8%
BLAIR, DAVID  H.                  USA                 26,733,003               33.8%
BLAIS,  WILLIAM  L.               USA                 26,733,080               33.8%
BODSON, MICHAEL  C.               USA                 26,732,791               33.8%
BOHL, THERESA  J.                 USA                 26,732,763               33.8%
BOK, SCOTT  L.                    USA                 26,732,773               33.8%
BONOFF, AMY  L.                   USA                 26,733,085               33.8%
BOOKSTABER, RICHARD  M.           USA                 26,732,821               33.8%
BOPP, WALTER  S.                  USA                 26,733,030               33.8%
BOROSH,  DAVID  A.                USA                 26,732,516               33.8%
BOSCO, ANTHONY  B.                USA                 26,732,770               33.8%
BOUTROS,  GEORGE                  Lebanon             26,732,756               33.8%
BRADEN, WYTHE  E.                 USA                 26,732,879               33.8%
BRADFORD, LESLIE  EMBS            USA                 26,733,255               33.8%
BRAKEBILL, SCOTT  R.              USA                 26,732,805               33.8%
BRENNAN, DONALD  P.               USA                 26,733,210               33.8%
BRESLOW,  STUART  J.M.            USA                 26,732,810               33.8%
BRIERWOOD, DAVID  C.              UK                  26,737,021               33.8%
BROCK, WILLIAM  G.                Canada              26,744,808               33.8%
BROOKE, PAUL  A.                  USA                 26,733,003               33.8%
BROWNE, KEVIN  J.                 USA                 26,732,797               33.8%
BROWN, JEFFRY  P.                 USA                 26,732,797               33.8%
BROWN, KEITH                      UK                  26,753,770               33.8%
BRUNDLER, ADOLF                   Switzerland         26,732,516               33.8%
BRYCE, COLIN                      UK                  26,736,637               33.8%
BUBB, NICHOLAS                    UK                  26,736,050               33.8%
BUCK, LEE  M.                     USA                 26,736,279               33.8%
BUNCHE  JR,  RALPH  J.            USA                 26,732,851               33.8%
BURNS, DENNIS  J.                 USA                 26,733,030               33.8%
BUSCH,  MAY  C.                   USA                 26,732,768               33.8%
BUTT, STEPHEN  C.                 UK                  26,758,458               33.8%
BYRNES, FRANCIS  J.               USA                 26,732,682               33.8%
CALDECOTT, P. DOMINIC             UK                  26,738,778               33.8%
CAPPUCCI, GUY  T.                 USA                 26,732,727               33.8%
CAPUTO, A.  MACDONALD             USA                 26,733,165               33.8%
CAREY, JAMES  P.                  USA                 26,732,907               33.8%
CARLETON, BRUCE  T.               USA                 26,740,530               33.8%
CARLTON, PAMELA  G.               USA                 26,732,797               33.8%
CARR JR,  LOUIS  J.               USA                 26,733,165               33.8%
CARROLL JR,  JESSE  L.            USA                 26,739,228               33.8%
CARRON, ELLEN  F.                 USA                 26,732,967               33.8%
CASSEDY, MICHAEL  J.              USA                 26,732,874               33.8%
CASTELLANO, RICHARD  R.           USA                 26,732,789               33.8%
CHAMBERLAIN, STEPHEN  P.          UK                  26,735,974               33.8%
CHAMMAH, WALID  A.                Lebanon             26,732,516               33.8%
CHAN, JOE  M.F.                   Hong Kong           26,732,516               33.8%
CHENEVIX-TRENCH,  JONATHAN        UK                  26,732,516               33.8%


CHESTER III,  JOHN  E.           USA                 26,732,797               33.8%
CHIN, EAN  WAH                   Malaysia            26,732,516               33.8%
CHURCHOUSE, FREDERICK  P.        New Zealand         26,732,516               33.8%
CLARK,  JONATHAN  M.             USA                 26,732,516               33.8%
CLARK, MAYREE  C.                USA                 26,733,003               33.8%
CLARK, WILLIAM  THOMAS           USA                 26,734,343               33.8%
CLEMENTE  LA BRUM,  J. PAUL      USA                 26,733,460               33.8%
CLEPHANE, THOMAS  P.             USA                 26,733,030               33.8%
CLIFFORD,  KENNETH  F.           USA                 26,732,774               33.8%
COBBY, NIGEL                     UK                  26,734,858               33.8%
COHAN,  TIMOTHY  P.              USA                 26,732,762               33.8%
COHEN, DAVID  L.                 USA                 26,732,817               33.8%
COLBY-JONES, LISA  R.            USA                 26,732,829               33.8%
COLEMAN JR,  JOHN  C.            USA                 26,735,776               33.8%
COLEY  II,  JAMES  C.            USA                 26,732,756               33.8%
COLE, JAMES  S.                  USA                 26,732,852               33.8%
COOK, PETER  T.                  USA                 26,733,938               33.8%
COOPER,  ALASTAIR  W.P.          UK                  26,732,516               33.8%
COOPER,  SCOTT  H.               Canada              26,732,756               33.8%
CORDNER,  CARTER  W.             USA                 26,732,797               33.8%
CORRADO,  CHRISTOPHER  F.        USA                 26,732,764               33.8%
CORSI, STEFANO                   Italy               26,732,782               33.8%
CORY, CHARLES  R.                USA                 26,732,817               33.8%
COUGHLAN,  GERALD  E.            Canada              26,732,516               33.8%
COWAN, MICHAEL  J.J.             UK                  26,738,050               33.8%
COWNIE, STEVEN  R.               USA                 26,733,821               33.8%
COYNER,  KEVIN  B.               USA                 26,732,753               33.8%
CRANDALL, TERRANCE  M.           USA                 26,732,841               33.8%
CREGAN, JOHN  F.                 USA                 26,732,874               33.8%
CRESHAM, EILEEN  F.              USA                 26,733,280               33.8%
CRNKOVICH, PETER  N.             USA                 26,733,417               33.8%
CROWDER, GARRY  B.               USA                 26,732,802               33.8%
CROWE, MICHAEL  A.               USA                 26,732,867               33.8%
CRUZ, ZOE                        Greece              26,733,003               33.8%
CRYSTAL, BRUCE  A.               USA                 26,732,808               33.8%
CUMMINS, NEIL  A.                USA                 26,738,158               33.8%
CURLEY, JOHN  F.                 USA                 26,733,206               33.8%
CUSHMAN JR,  ALLERTON            USA                 26,733,268               33.8%
DAL LAGO,  FRANK  C.             USA                 26,732,762               33.8%
D'ANGELO, PETER  J.              USA                 26,732,922               33.8%
DANIEL, PAUL  R.                 UK                  26,740,746               33.8%
D'ANTONIO,  STEPHEN  H.          USA                 26,732,721               33.8%
DAVIDSON III,  NORTON  A.        USA                 26,740,576               33.8%
DAVIDSON, JOHN  H.               USA                 26,733,198               33.8%
DAVIS  JR,  JOSEPH  F.           USA                 26,732,908               33.8%
DAVIS, BARRY                     USA                 26,732,904               33.8%
DAVIS, FLORENCE  A.              USA                 26,732,821               33.8%
DAWSON, KENNETH  E.              UK                  26,737,340               33.8%
DE CHAZAL, GUY  L.               USA                 26,733,603               33.8%
DE COTIS, DEBORAH  A.            USA                 26,733,030               33.8%
DE MONTFORT, PIERS               UK                  26,736,665               33.8%
DE REGT, KENNETH  M.             USA                 26,733,118               33.8%
DE SAINT-AIGNAN, PATRICK         USA                 26,733,118               33.8%
DE WAZIERS, MARTIN               France              26,732,797               33.8%
DEAN,  GORDON  G.                USA                 26,732,756               33.8%
DEAN, ANGELA  H.                 UK                  26,732,516               33.8%
DEE, MICHAEL  E.                 USA                 26,732,784               33.8%
DESALVO, MATTHEW  S.             USA                 26,733,735               33.8%
DEYOUNG, ROBERT  G.              USA                 26,733,473               33.8%
DHAR, MADHAV                     India               26,733,382               33.8%
DIDIER, NICHOLAS  V.             Luxembourg          26,732,698               33.8%
DIXON, ROBERT  D.                USA                 26,732,678               33.8%
DOHA,  NASEER                    Bangladesh          26,732,516               33.8%
DONOGHUE,  MICHAEL  J.           USA                 26,732,726               33.8%
DORAN JR,  WILLIAM  M.           USA                 26,733,003               33.8%
DOSHI,  MIHIR  J.                India               26,732,724               33.8%
DOYLE, GAVIN  J.                 USA                 26,736,883               33.8%
DUFF, PHILIP  N.                 USA                 26,732,789               33.8%
DUNO, ALPHONSUS  J.              USA                 26,732,764               33.8%
DYER,  LAWRENCE  J.              USA                 26,732,761               33.8%
EGAN, GEORGE  W.                 USA                 26,732,801               33.8%
ELSWOOD, MARK  H.                UK                  26,738,190               33.8%
ENDROM,  ELIZABETH  M.           USA                 26,732,774               33.8%
ENGLISH JR,  FRANK  E.           USA                 26,732,874               33.8%
ERENBERG, HARVEY  B.             USA                 26,734,897               33.8%
ESAKI,  HOWARD  Y.               USA                 26,732,516               33.8%
ESSIG, KARL  P.                  USA                 26,734,350               33.8%
ESTES, SUSAN  M.                 USA                 26,732,797               33.8%
EVANS, R.  BRADFORD              USA                 26,733,206               33.8%
FAN, LINDA  C.                   USA                 26,732,784               33.8%
FAWCETT, AMELIA  C.              USA                 26,732,785               33.8%
FEDUNIAK, ROBERT B.              USA                 26,733,210               33.8%
FEIGELES, EDWARD  M.             USA                 26,732,678               33.8%
FELDMAN, KIRSTEN  J.             Canada              26,733,013               33.8%
FELIX, RICHARD  B.               USA                 26,733,227               33.8%
FELLOWS,  BOYD  W.               USA                 26,732,747               33.8%
FEUERMAN, KURT  A.               USA                 26,732,728               33.8%
FIEDOREK, BRUCE  D.              USA                 26,733,165               33.8%
FINNEGAN,  DANIEL  M.            USA                 26,732,678               33.8%
FINNICAN, PETER  M.              USA                 26,732,753               33.8%
FISHER IV,  GEORGE  ROSS         USA                 26,733,603               33.8%
FITZJOHN, WENDY                  UK                  26,734,864               33.8%
FLEISCHER, SPENCER  C.           USA                 26,736,423               33.8%
FLOOD JR,  EUGENE                USA                 26,732,825               33.8%
FLYNN, THOMAS  J.                USA                 26,732,794               33.8%
FOGERTY, KEITH  R.               USA                 26,732,709               33.8%
FOSTER, CEDRIC  G.               USA                 26,733,492               33.8%
FOX,  NIGEL                      UK                  26,732,516               33.8%
FRALICK, JAMES  S.               USA                 26,734,641               33.8%
FRANCESCOTTI, MARIO              UK                  26,749,056               33.8%
FRANCOIS-PONCET, ANDRE           France              26,733,102               33.8%
FREEMAN, IVAN  K.                USA                 26,732,773               33.8%
FRIEDMAN,  CATHERINE  J.         USA                 26,732,756               33.8%
FRIEDMAN, PHILIP  W.             USA                 26,732,654               33.8%
FROST, RONALD  X.                USA                 26,732,808               33.8%

FUGELSANG, GEORGE  N.            USA                 26,734,098               33.8%
GALBRAITH, EVAN  G.              USA                 26,732,981               33.8%
GALGANO, V.  JAMES               USA                 26,732,792               33.8%
GALLAGHER, PAUL  J.              USA                 26,732,906               33.8%
GALPER,  MIRON                   USA                 26,732,789               33.8%
GARBER, VICTOR  S.               USA                 26,732,839               33.8%
GARONZIK, NEAL                   USA                 26,768,776               33.8%
GARTIN, CLINTON  G.              USA                 26,732,870               33.8%
GARTLAND, ROBERT  F.             USA                 26,733,118               33.8%
GAULT,  BERNARD                  France              26,732,516               33.8%
GEORGE, TIMOTHY  M.              USA                 26,733,030               33.8%
GIOBBE, EDWARD  N.               USA                 26,732,841               33.8%
GIORGIO, MICHAEL  C.             USA                 26,732,860               33.8%
GOEHRKE, GARY  T.                USA                 26,733,480               33.8%
GOLDBERG, ALAN  E.               USA                 26,733,030               33.8%
GOLDBERG, CRAIG                  USA                 26,732,516               33.8%
GOLDSMITH, RICHARD  A.           USA                 26,732,736               33.8%
GORDON, MARC  W.                 USA                 26,732,829               33.8%
GORT, MICHAEL  A.                USA                 26,732,706               33.8%
GOULD III,  RICHARD  G.          USA                 26,742,835               33.8%
GRAY,  STEPHEN  E.               UK                  26,732,516               33.8%
GRAY, GORDON  S.                 USA                 26,733,118               33.8%
GREENSHIELDS, SIMON              UK                  26,732,816               33.8%
GRIFFIN, MARK  W.                Canada              26,732,769               33.8%
GRISHAM,  JAMES  WAYNE           USA                 26,732,789               33.8%
GRONQUIST,  CATHERINE  D.        USA                 26,732,795               33.8%
GRZECZKA,  KEITH  L.             USA                 26,732,746               33.8%
GULLEY,  MARK  R.                USA                 26,732,768               33.8%
GUTHEIM, PAUL  G.                USA                 26,732,813               33.8%
HAFFNER, LYNN  CARLOS            USA                 26,733,660               33.8%
HAGER,  FRANCIS  J.              USA                 26,732,746               33.8%
HALL II,  PERRY  E.              USA                 26,734,657               33.8%
HALL, C.  BARROWS                USA                 26,733,003               33.8%
HAMILTON,  PETER  F.             USA                 26,732,790               33.8%
HAMMAR, BENGT                    Sweden              26,732,998               33.8%
HANEY, WILLIAM  C.               USA                 26,733,373               33.8%
HARA, FUSAO                      Japan               26,732,516               33.8%
HARLAND, CHRISTOPHER  M.         USA                 26,732,789               33.8%
HARMAN, WILLIAM  R.              USA                 26,732,926               33.8%
HARPE,  MICHAEL  G.              Canada              26,732,749               33.8%
HARRISON, MARK  E.               UK                  26,733,334               33.8%
HASSEN, THOMAS  E.               USA                 26,733,003               33.8%
HAVENS, JOHN  P.                 USA                 26,733,003               33.8%
HAYASHI, KAZUSHI                 Japan               26,732,516               33.8%
HAYES,  MICHAEL  A.              UK                  26,732,516               33.8%
HAYES, DAVID  L.                 USA                 26,732,678               33.8%
HAYTHE, DAVID  O.                USA                 26,736,189               33.8%
HEGGLIN, DANIEL  R.              Switzerland         26,737,230               33.8%
HELLMERS, PAUL  E.               USA                 26,732,802               33.8%
HEMEL,  ERIC  I.                 USA                 26,732,516               33.8%
HENDRY,  DANIELE  N.             Switzerland         26,732,516               33.8%
HEPBURN, JOHN  K.                Canada              26,745,830               33.8%
HIGGINS, WILLIAM  X              USA                 26,732,878               33.8%
HILL II,  JOSEPH  W.             USA                 26,732,927               33.8%
HILZENRATH, EUGENE  B.           USA                 26,732,792               33.8%
HINTZ, CHARLES  B.               USA                 26,732,892               33.8%
HOCH,  JAMES  S.                 USA                 26,732,756               33.8%
HOLLIHAN III,  JOHN  P.          USA                 26,732,874               33.8%
HOLZSCHUH, JEFFREY  R.           USA                 26,732,813               33.8%
HOWELL,  LAWRENCE  M.            USA                 26,732,516               33.8%
HULLAR, JOHN  P.                 USA                 26,732,736               33.8%
HULTQUIST, TIMOTHY  A.           USA                 26,749,062               33.8%
HUNEKE III,  JOHN  H.            USA                 26,732,857               33.8%
IMANISHI, JUN                    Japan               26,732,516               33.8%
ISASI, LUIS                      Spain               26,733,522               33.8%
IVERSON, KEITH  W.               Canada              26,732,829               33.8%
IVES, BRUCE  S.                  USA                 26,732,850               33.8%
JAMES, GEORGE  MICHAEL           USA                 26,740,313               33.8%
JANSON, MICHAEL  M.              USA                 26,734,017               33.8%
JARROLD, GEORGE  F.              USA                 26,732,799               33.8%
JEFFE, ROBERT  A.                USA                 26,733,118               33.8%
JENKINS, PAUL  R.                UK                  26,737,764               33.8%
JOHANSSON,  JERKER  M.           Sweden              26,732,756               33.8%
JOHNSON, DAVID                   USA                 26,735,792               33.8%
JOHNSON, R. SHELDON              USA                 26,733,030               33.8%
JOHNSTON, CHARLES  I.            USA                 26,732,889               33.8%
JONES, MARGARET  K.              USA                 26,732,701               33.8%
JONES, ROBERT  W.                USA                 26,734,618               33.8%
JUTERBOCK, THOMAS  M.            USA                 26,733,303               33.8%
KAGEYAMA, TOSHIJI                Japan               26,732,552               33.8%
KAMEN, ERIC  M.                  USA                 26,732,857               33.8%
KAMINS, HAROLD  W.               USA                 26,732,653               33.8%
KANAREK, DOUGLAS  H.             USA                 26,733,118               33.8%
KANI, TAKEO                      Japan               26,732,516               33.8%
KAPLAN, JOEL                     USA                 26,732,909               33.8%
KARCHES, PETER  F.               USA                 26,733,210               33.8%
KASANOFF,  KATHRYN  JONAS        USA                 26,732,720               33.8%
KASSAN, ALAN                     USA                 26,732,684               33.8%
KASSIN, PHILIP                   USA                 26,732,817               33.8%
KAUFFMAN,  RICHARD  L.           USA                 26,732,516               33.8%
KAZILIONIS, PAUL  D.             USA                 26,732,817               33.8%
KELLEHER,  THOMAS  C.            UK                  26,732,516               33.8%
KELLNER, PETER  L.               USA                 26,735,886               33.8%
KELLY, GEORGE  J.                USA                 26,732,805               33.8%
KELLY, TIMOTHY  D.               USA                 26,732,792               33.8%
KENT,  DAVID  S.                 Australia           26,732,516               33.8%
KENT, RONALD  S.                 UK                  26,734,512               33.8%
KIDWELL,  JEFFREY  S.            USA                 26,732,776               33.8%
KIHLE, DAG                       Norway              26,734,702               33.8%
KIMAK, MARK  M.                  USA                 26,732,813               33.8%
KIMBALL, PAUL  G.                USA                 26,733,118               33.8%
KIMEDA, TOSHIO                   Japan               26,732,533               33.8%
KINDRED, JONATHAN  B.            USA                 26,732,773               33.8%
KING, GEORGE                     USA                 26,732,830               33.8%
KIRKLAND, DEREK  G.              USA                 26,732,773               33.8%

KISHIMOTO, SATOSHI               Japan               26,732,516               33.8%
KNEISEL, WILLIAM  J.             USA                 26,736,828               33.8%
KNOX, JOHN  D.                   USA                 26,732,752               33.8%
KOEDERITZ, CANDICE  E.           USA                 26,733,105               33.8%
KOENEN, AUSTIN  V.               USA                 26,732,961               33.8%
KOERLING, HEINRICH               Germany             26,738,944               33.8%
KOLLAR,  JOHN  S.                USA                 26,732,516               33.8%
KOURAKOS JR,  WILLIAM            USA                 26,732,769               33.8%
KRAUSE, PETER  C.                USA                 26,733,091               33.8%
KRESSNER, J. THOMAS              Sweden              26,735,136               33.8%
KROM III,  FREDERICK  B.         USA                 26,732,904               33.8%
KUPHALL,  GRANT  F.              USA                 26,732,791               33.8%
LA ROCHE, ELAINE                 USA                 26,733,118               33.8%
LADD,  SUSAN  C.                 USA                 26,732,759               33.8%
LAMOUNTAIN, JON                  USA                 26,732,792               33.8%
LANCKSWEERT, DOMINIQUE           Belgium             26,733,408               33.8%
LANDERS JR,  JOHN  Q.            USA                 26,732,610               33.8%
LANDI, ANTHONY  J.               USA                 26,733,165               33.8%
LANDMAN,  DAVID                  USA                 26,732,795               33.8%
LANDRY, BRENDA  LEE              USA                 26,734,954               33.8%
LANGSAM,  JOSEPH  A.             USA                 26,732,923               33.8%
LANZA, ROBERT  W.                USA                 26,733,030               33.8%
LARKINS, GARY  T.                USA                 26,732,841               33.8%
LARSON,  ERIC  J.                USA                 26,732,516               33.8%
LATAINER, GARY  D.               USA                 26,732,917               33.8%
LAXMI, JOHN  S.                  USA                 26,733,097               33.8%
LAYNG, JOHN  G.                  USA                 26,733,908               33.8%
LEACH, BRIAN                     USA                 26,732,749                33.8%
LEITCH,  DONALD  S.              USA                 26,732,749                33.8%
LEVINE, JOSHUA  S.               USA                 26,732,783                33.8%
LEWIS JR,  WILLIAM  M.           USA                 26,733,003                33.8%
LICHNER,  JEANNETTE  A.          USA                 26,732,812                33.8%
LIU, ANDREW  Y.S.                UK                  26,736,503                33.8%
LLOYD, ELAINE  C.                USA                 26,732,789                33.8%
LOARIE,  ROBERT  J.              USA                 26,732,516                33.8%
MCDONNELL GAIL  P.               USA                 26,732,516                33.8%
LORENTZEN, KENT  R.              USA                 26,733,893                33.8%
LOURIE, JONATHAN  H.             USA                 26,732,704                33.8%
LUND, DAVID                      USA                 26,732,797                33.8%
LUNN, ROBERT  J.                 USA                 26,733,030                33.8%
LYCHE, IVER                      USA                 26,732,940                33.8%
LYLES JR,  RAY  V.               USA                 26,732,906                33.8%
LYNCH,  ELIZABETH  W.            USA                 26,732,710                33.8%
MACKINNON, SUSAN  L.             USA                 26,732,774                33.8%
MACKIN, JOHN  J.                 USA                 26,732,841                33.8%
MAGEE,  STEVEN  G.               USA                 26,732,767                33.8%
MAGUIRE,  J.  ROBERT             USA                 26,732,795                33.8%
MAHER, MICHAEL G.                USA                 26,733,092                33.8%
MAHONEY, JAMES  P.               USA                 26,732,922                33.8%
MAHON,  JAMES  J.                USA                 26,733,677                33.8%
MAIT, MICHELE  M.                USA                 26,733,441                33.8%
MAMDANI,  MAHMOUD  A.            USA                 26,732,756                33.8%
MANGI, JOSEPH  A.                USA                 26,732,824                33.8%
MARKS, KENNETH  R.               USA                 26,733,113                33.8%
MARTIN,  M.  PAUL                USA                 26,732,774                33.8%
MARTOCCHIO,  DONALD  A.          USA                 26,732,736                33.8%
MARX, JOHN  ROBERT               USA                 26,732,825                33.8%
MASSEY, STEWART  R.              USA                 26,732,781                33.8%
MASUCCI, FERDINAND  D.           USA                 26,732,817                33.8%
MATSCHULLAT, ROBERT  W.          USA                 26,733,210                33.8%
MAYNARD JR,  WALTER              USA                 26,732,862                33.8%
MAZZILLI, PAUL  J.               USA                 26,735,175                33.8%
MAZZUCCHELLI,  MARCO  G.         Italy               26,732,516                33.8%
MCCARTHY,  ANTHONY  P.           USA                 26,732,906                33.8%
MCCLELLAND, W.  CARTER           USA                 26,733,188                33.8%
MCCOMBE, WILLIAM  D.             Australia           26,732,789                33.8%
MCCONNELL, JOSEPH  M.            USA                 26,733,766                33.8%
MCDONNELL, CLARK  D.             USA                 26,732,811                33.8%
MCGEEHAN,  JOHN  D.              USA                 26,732,764                33.8%
MCKENZIE, RAYMOND  J.            USA                 26,733,003                33.8%
MCLAUGHLIN, GREGORY              USA                 26,733,118                33.8%
MCMAHON, WILLIAM  C.             USA                 26,733,854                33.8%
MERLIS, SCOTT  F.                USA                 26,733,997                33.8%
MERRITT,  PETER  G.              USA                 26,732,684                33.8%
MERSON, VLADIMIR                 USA                 26,732,780                33.8%
METZLER, ROBERT  A.              USA                 26,733,165                33.8%
MEYER,  JOSEPH  F.               USA                 26,732,768                33.8%
MEYER, BRUCE  A.                 USA                 26,734,280                33.8%
MICHNOWICH, SALVATORE  E.        USA                 26,733,325                33.8%
MILLER, PAUL  S.                 USA                 26,732,841                33.8%
MILUNOVICH,  STEVEN  M.          USA                 26,732,516                33.8%
MINERD, B.  SCOTT                USA                 26,732,805                33.8%
MINK, SUSAN  W.                  USA                 26,733,010                33.8%
MINTON,  PETER  A.               USA                 26,732,570                33.8%
MIRABILE,  KEVIN  R.             USA                 26,732,736                33.8%
MISSETT, BRUCE  M.               USA                 26,732,663                33.8%
MIZEN, GREG  E.                  USA                 26,732,784                33.8%
MLOTOK, PAUL  D.                 USA                 26,732,875                33.8%
MOELLER, SCOTT  D.               USA                 26,733,825                33.8%
MOLE,  MARIE  L.                 USA                 26,732,753                33.8%
MOLLOY, WILLIAM  S.              USA                 26,733,003                33.8%
MOONIER,  JAMES  F.              USA                 26,732,733                33.8%
MOORE JR,  DONALD  A.            USA                 26,733,118                33.8%
MORAN, JOHN  G.                  USA                 26,732,922                33.8%
MORPHETT,  JONATHAN  G.          USA                 26,732,756                33.8%
MOSCATI, LEONARD  F.             USA                 26,732,797                33.8%
MOTT, MARK  A.                   USA                 26,732,817                33.8%
MOURRE, MARC                     France              26,733,226                33.8%
MOZER, FRANCINE  L.              USA                 26,732,797                33.8%
MULLER, THOMAS  R.               USA                 26,732,792                33.8%
MUNEMURA, KENJI                  Japan               26,732,516                33.8%
MUNGER, STEPHEN  R.              USA                 26,732,805                33.8%
MURPHY, CHARLES  W.              USA                 26,732,647                33.8%
MURPHY, DANIEL  H.               USA                 26,732,813                33.8%
MURPHY, KEVIN  C.                USA                 26,732,753                33.8%

MURPHY, WILLIAM  A.               USA                 26,732,829                33.8%
MURRAY,  PETER  J.                UK                  26,732,516                33.8%
MURRAY, EILEEN  K.                USA                 26,732,808                33.8%
MURRAY, MIRIAM  E.                USA                 26,732,878                33.8%
NADOSY, PETER                     USA                 26,733,165                33.8%
NAKADA, KENJI                     Japan               26,732,516                33.8%
NAKAGAWA, HIROSHI                 Japan               26,732,516                33.8%
NAKAMICHI, KEN                    Japan               26,732,516                33.8%
NASON, PETER  G.                  USA                 26,732,591                33.8%
NEAMTU, ALEXANDER                 USA                 26,733,780                33.8%
NEEDHAM, PETER  A.                USA                 26,733,078                33.8%
NELSON, THOMAS  R.                USA                 26,734,099                33.8%
NEUBERGER,  MARK  A.              USA                 26,732,705                33.8%
NEUBOHN, NANEEN  H.               USA                 26,733,030                33.8%
NEUMANN, GREGORY  W.              USA                 26,733,401                33.8%
NEWCOMB,  PHILIP  V.              USA                 26,732,740                33.8%
NEWHOUSE, STEPHAN  F.             USA                 26,733,030                33.8%
NEWMAN, PATRICIA  L.              USA                 26,732,789                33.8%
NICOL, DAVID                      UK                  26,734,867                33.8%
NIEHAUS, CHRISTOPHER  J.          USA                 26,732,847                33.8%
NIEHAUS, ROBERT  H.               USA                 26,734,503                33.8%
NOBLE III,  ROBERT  D.            USA                 26,734,495                33.8%
OBERLIN, DANA  M.                 USA                 26,732,776                33.8%
O'BRIEN, JAMES  M.                USA                 26,732,773                33.8%
OCAMPO, EDWARD  J.                USA                 26,732,622                33.8%
O'CONNELL, DAVID  J.              USA                 26,732,906                33.8%
O'CONNOR JR, JOSEPH  P.           USA                 26,733,030                33.8%
O'FRIEL,  MARK  L.                USA                 26,732,516                33.8%
O'HARE, MICHAEL  T.               USA                 26,732,799                33.8%
O'KEEFE, WILLIAM  B.              USA                 26,732,813                33.8%
OKUSU, TAIJI                      Japan               26,732,516                33.8%
O'LEARY, WILLIAM  F.              USA                 26,733,450                33.8%
OLESKY,  JONATHAN  D.             USA                 26,732,736                33.8%
OLSEN, WARREN                     USA                 26,732,830                33.8%
ONUMA, TAKASHI                    Japan               26,732,711                33.8%
O'SHEA, PETER                     Ireland             26,741,948                33.8%
OZEKI, TOSHIO                     USA                 26,732,786                33.8%
PANDIT, VIKRAM  S.                India               26,733,003                33.8%
PARKER,  ANDREW  M.               USA                 26,732,610                33.8%
PARKER, KEVIN  E.                 USA                 26,732,843                33.8%
PASCIUCCO,  GERARD                USA                 26,732,756                33.8%
PASTRANA,  GEORGE                 USA                 26,732,536                33.8%
PATEL, MUKESH  D.                 USA                 26,732,756                33.8%
PATENGE, DAVID  W.                USA                 26,733,092                33.8%
PAVONCELLI,  RICCARDO             Italy               26,732,516                33.8%
PECORI GIRALDI, GALEAZZO          Italy               26,733,134                33.8%
PEISCH, CHRISTOPHER  L.           USA                 26,733,541                33.8%
PELGRIFT, JAMES  D.               USA                 26,733,323                33.8%
PELLECCHIO, RALPH  L.             USA                 26,732,875                33.8%
PENINGTON, MICHAEL                UK                  26,732,842                33.8%
PETERSON, WAYNE  D.               USA                 26,732,776                33.8%
PETERS,  HANS  PETER              Germany             26,732,516                33.8%
PETERY, ANDRAS  R.                USA                 26,733,118                33.8%
PETRILLI,  ANTHONY  M.            USA                 26,732,740                33.8%
PLATTER,  DAVID  M.               USA                 26,732,771                33.8%
PLATT,  RUSSELL  C.               USA                 26,732,756                33.8%
POOR, DAVID  B.                   USA                 26,732,805                33.8%
PORTE, THIERRY  G.                USA                 26,735,051                33.8%
PORTER,  J.  DONALD               USA                 26,732,516                33.8%
PORTOGALLO, RICHARD               USA                 26,732,759                33.8%
POULTON, ROGER                    UK                  26,732,799                33.8%
PRATT, FRANK  T.                  USA                 26,733,118                33.8%
PRINCE, SCOTT  S.                 USA                 26,732,567                33.8%
QUARTNER, DOUGLAS  M.             USA                 26,734,843                33.8%
QUATTRONE, FRANK  P.              USA                 26,732,919                33.8%
RANKOWITZ, MICHAEL  L.            USA                 26,732,850                33.8%
RAULT III,  JOSEPH  M.            USA                 26,732,919                33.8%
RAVITZ,  LESLIE  C.               USA                 26,732,516                33.8%
REEKE, GAIL  HUNT                 USA                 26,732,793                33.8%
REFVIK, OLAV  N.                  Norway              26,732,641                33.8%
REID,  WILLIAM  R.                USA                 26,732,516                33.8%
REILLY,  TIMOTHY  B.              USA                 26,732,808                33.8%
REILLY, CHRISTINE  I.             USA                 26,732,922                33.8%
REIS,  NORBERT  J.                Germany             26,732,516                33.8%
REMEC, MARKO  C.                  USA                 26,732,789                33.8%
RENEHAN, DAVID                    USA                 26,733,118                33.8%
RENTON, STEPHEN                   UK                  26,735,956                33.8%
REYNOLDS, RALPH  F.               USA                 26,732,570                33.8%
RICHARDSON, BLAIR E.              Canada              26,733,003                33.8%
RILEY,  THOMAS  R.                USA                 26,732,986                33.8%
ROACH, STEPHEN  S.                USA                 26,732,841                33.8%
ROBERTS, JOHN  A.                 UK                  26,732,770                33.8%
ROBEY,  SIMON  C.                 UK                  26,732,516                33.8%
ROBICHAUD,  RENE  J.              Canada              26,732,734                33.8%
ROBINO, CHRISTOPHER  M.           USA                 26,732,644                33.8%
ROBINSON,  JOHN  D.               USA                 26,732,745                33.8%
ROCHE, DAVID  C.                  Ireland             26,741,477                33.8%
RODMAN, KEVIN  L.                 USA                 26,732,774                33.8%
RODRIGUEZ,  RICARDO               USA                 26,732,516                33.8%
ROHRBACH III,  CLAYTON  J.        USA                 26,733,165                33.8%
ROSEMAN, CAREN  R.                USA                 26,733,128                33.8%
ROSENTHAL,  RICHARD  S.           USA                 26,732,810                33.8%
ROSENTHAL, NORMAN                 USA                 26,732,886                33.8%
ROWLEY, ANDREW  F.                USA                 26,732,927                33.8%
RUNDE, JAMES  A.                  USA                 26,733,128                33.8%
SACHS, NED  R.                    USA                 26,735,736                33.8%
SAITO, MAKOTO                     Japan               26,732,516                33.8%
SALANT, MARSHAL  L.               USA                 26,732,789                33.8%
SALZMAN, JEFFREY  H.              USA                 26,733,118                33.8%
SANDBERG, BRUCE  R.               USA                 26,732,792                33.8%
SANDLING 111,  M.  JAMES          USA                 26,732,756                33.8%
SCHLUETER,  JAMES  B.             USA                 26,732,718                33.8%
SCHNEIDER, DONALD  J.             USA                 26,732,783                33.8%
SCHUMANN, PETER  KARL             USA                 26,732,813                33.8%
SCHWEITZER, SAMUEL                USA                 26,732,832                33.8%

SCOTT, ANDREW  C.                 USA                 26,732,841                33.8%
SCOTT, CHARLES  H.                UK                  26,735,618                33.8%
SCOTT, ROBERT  G.                 USA                 26,733,210                33.8%
SEBULSKY, ALAN  M.                USA                 26,732,788                33.8%
SEIGEL, MARK  A.                  USA                 26,734,203                33.8%
SEN, BIDYUT  C.                   India               26,733,003                33.8%
SEXTON, O.  GRIFFITH              USA                 26,733,165                33.8%
SHAH, DHIREN  H.                  USA                 26,732,773                33.8%
SHAPIRO, JOHN  A.                 USA                 26,732,896                33.8%
SHEAR, NEAL  A.                   USA                 26,733,030                33.8%
SHEA,  THOMAS  J.                 USA                 26,732,760                33.8%
SHEA, DENNIS  F.                  USA                 26,733,374                33.8%
SHEN, BING                        China               26,732,805                33.8%
SHERVA, DENNIS  G.                USA                 26,733,165                33.8%
SHORT, CHARLES  B.                USA                 26,732,817                33.8%
SHORT, MARIUM  A.                 USA                 26,732,805                33.8%
SICA, FRANK                       USA                 26,733,030                33.8%
SIMONIAN, JON  D.                 USA                 26,735,808                33.8%
SINE, JEFFREY  A.                 USA                 26,732,805                33.8%
SINE, THOMAS                      USA                 26,732,776                33.8%
SIPPRELLE, DWIGHT  D.             USA                 26,732,762                33.8%
SKIBA, JACK  L.                   USA                 26,732,811                33.8%
SLADKUS, MARK  H.                 USA                 26,733,261                33.8%
SLAINE, DAVID  R.                 USA                 26,732,745                33.8%
SMITH,  ROBERT  S.                USA                 26,732,516                33.8%
SMITH, CHARISSA  H.               USA                 26,732,789                33.8%
SMITH, JUDITH  A.                 USA                 26,732,874                33.8%
SMITH, MICHAEL  K.                USA                 26,732,678                33.8%
SONNENBORN, MONROE  R.            USA                 26,732,880                33.8%
SORREL,  LAWRENCE  B.             USA                 26,732,756                33.8%
SOTER, ARTHUR  P.                 USA                 26,733,030                33.8%
SPECTOR,  ALVIN  H.               USA                 26,732,770                33.8%
SPELLMAN, MICHAEL  F.             USA                 26,732,841                33.8%
STEWART, JOHN  R.                 USA                 26,732,984                33.8%
STOCKWELL, DAVID  W.              UK                  26,732,979                33.8%
STONEFIELD, STEPHEN               USA                 26,734,503                33.8%
STONEHILL, CHARLES                UK                  26,736,041                33.8%
STOTT, PETER                      UK                  26,734,581                33.8%
STRAUS, JOHN  A.                  USA                 26,732,829                33.8%
STRONG,  WILLIAM  H.              USA                 26,732,516                33.8%
STUDZINSKI, JOHN  J.              USA                 26,735,782                33.8%
STUX, IVAN  E.                    USA                 26,732,873                33.8%
STYNES, JAMES  B.                 USA                 26,733,480                33.8%
SUMMERS, ANDREW                   UK                  26,734,802                33.8%
SUMNERS, DAVID                    UK                  26,753,858                33.8%
SWIFT, RICHARD  W.                USA                 26,732,841                33.8%
SZILASI, WILLIAM  J.              USA                 26,732,862                33.8%
TAKASUGI, TETSUO                  Japan               26,732,868                33.8%
TANNER, JAMES  L.                 USA                 26,736,246                33.8%
TAN,  TOMMY  CHIN-CHIU            Thailand            26,732,516                33.8%
TARADASH, MICHAEL  H.             USA                 26,732,678                33.8%
TARIKA, ROGER  C.                 USA                 26,732,773                33.8%
TAUBMAN,  PAUL  J.                USA                 26,732,756                33.8%
TAYLOR, ROSS                      UK                  26,735,567                33.8%
TEMPLE,  MICHAEL  A.              USA                 26,732,761                33.8%
THEES, THOMAS  M.                 USA                 26,732,813                33.8%
THOMAS, PHILIP  M.                UK                  26,732,516                33.8%
THOMAS, RICHARD  H.               UK                  26,733,214                33.8%
TILLEY, JAMES  A.                 Canada              26,733,030                33.8%
TOPPER, DAVID  J.                 USA                 26,732,805                33.8%
TOWSE, ROBERT  C.                 USA                 26,733,003                33.8%
TRENCHARD,  DAVID  F.             UK                  26,732,516                33.8%
TSAI,  ANDREW  S.                 Hong Kong           26,732,516                33.8%
TULP,  ALLAN  J.                  USA                 26,732,797                33.8%
TYNAN, BRENDAN TIMOTHY            UK                  26,736,523                33.8%
UVA,  MICHAEL  D.                 USA                 26,732,783                33.8%
VADALA JR,  CHARLES  F.           USA                 26,733,157                33.8%
VAUGHAN, GREGORY  V.              USA                 26,732,678                33.8%
VIVEASH, F.  THOMAS               UK                  26,743,377                33.8%
VON ARENTSCHILDT, CHARLES         USA                 26,732,785                33.8%
VON SCHRODER, BENEDIKT            Germany             26,732,773                33.8%
VON UFFEL, GEORGE  KURT           USA                 26,733,704                33.8%
VORSELEN, CRAIG  D.               USA                 26,732,821                33.8%
VOUTE, GUSTAVE  A.                Netherlands         26,733,711                33.8%
WALLACE, WILLIAM                  USA                 26,733,118                33.8%
WALSH JR,  FREDERICK  R.          USA                 26,732,844                33.8%
WALSH, MARK  K.                   USA                 26,732,797                33.8%
WALTON III,  WILLIAM  H.          USA                 26,733,030                33.8%
WARD,  P.  STEWART                USA                 26,732,762                33.8%
WARD, J.  STEVEN                  UK                  26,848,046                33.9%
WARNER, PHILIP  WARD              USA                 26,732,906                33.8%
WATERS, STEPHEN  M.               USA                 26,733,101                33.8%
WATJEN, THOMAS  R.                USA                 26,732,841                33.8%
WATSON, GORDON  O.                USA                 26,732,792                33.8%
WEAVER,  IAN  L.                  UK                  26,732,863                33.8%
WEBER,  JON  F.                   USA                 26,732,533                33.8%
WEBLEY, JOHN                      UK                  26,734,278                33.8%
WEISS, DAVID A.                   USA                 26,733,729                33.8%
WELLEMEYER, JOHN  C.              USA                 26,736,476                33.8%
WENDELL, JONATHAN  P.             USA                 26,736,313                33.8%
WESTERFIELD,  JOHN                USA                 26,732,516                33.8%
WESTON,  MICHAEL  A.              New Zealand         26,732,516                33.8%
WHALEN,  PATRICK  J.              USA                 26,732,570                33.8%
WHELAN, THOMAS  B.                USA                 26,733,003                33.8%
WHITEHAND, ROBERT  C.             UK                  26,739,934                33.8%
WHITE, THOMAS  G.                 USA                 26,732,753                33.8%
WIEN, BYRON  R.                   USA                 26,733,118                33.8%
WIJNBERG, SANDRA  SASSER          USA                 26,733,312                33.8%
WILEY, JANET  M.  DESEL           USA                 26,733,425                33.8%
WILLIAMS, JEFFREY  P.             USA                 26,733,030                33.8%
WILSON, KIRK  R.                  USA                 26,732,773                33.8%
WINTERS, PHILIP  W.               USA                 26,732,862                33.8%
WIPF,  THOMAS  G.                 USA                 26,732,773                33.8%
WISCOMB, THOMAS  T.               USA                 26,733,321                33.8%
WOLKOWITZ, BENJAMIN               USA                 26,733,630                33.8%

WOOD, JEROME  C.                  USA                 26,732,862                33.8%
WOOLWORTH JR,  RICHARD  G.        USA                 26,732,859                33.8%
YAFFE, RANDY  S.                  USA                 26,732,770                33.8%
YAMADA, HARUNOBU                  Japan               26,732,871                33.8%
YAMAMOTO, TAKATOSHI               Japan               26,732,516                33.8%
YAMANE,  STEVEN  K.               USA                 26,732,741                33.8%
YANKOU, THOMAS  J.                USA                 26,732,720                33.8%
YOUNG, JOAN  P.                   USA                 26,732,817                33.8%
YUKI, KOHEI                       Japan               26,732,516                33.8%
ZAOUI, MICHAEL  A.                France              26,734,507                33.8%
ZERN, ALLEN  W.                   USA                 26,733,206                33.8%
ZIAI,  YOUSSEF                    UK                  26,732,516                33.8%
ZICHERMAN, JOSEPH  R.             USA                 26,732,678                33.8%


Item 1.   Security and Issuer.
          -------------------

       This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Morgan Stanley Group Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1251 Avenue of the Americas, New York, New York 10020.

Item 2.   Identity and Background.
          -----------------------

       (a)-(c), (f) The cover sheets to this statement and Appendix A hereto contain the names of the persons (the "Reporting Persons") who beneficially own Shares that are subject to the voting and any disposition restrictions set forth in the employee Stockholders' Agreement and/or any of the Plan Agreements, all as described in Item 6, to which such persons are party to and on whose behalf this filing is made. The cover sheets to this statement and Appendix A provide the name, citizenship and aggregate amount beneficially held by each person. The business address of the Reporting Persons is 1251 Avenue of the Americas, New York, NY.

       (d)-(e) No Reporting Person during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds
          or Other Consideration.
          --------------------------

       The Shares held by the Reporting Persons are beneficially owned pursuant to one or more of the following:

   (1) Pursuant to the recapitalization (the "Recapitalization") effective February 14, 1986 in which holders of the Company's then outstanding privately-held common stock and non-cumulative preferred stock received Shares, and holders of the Company's outstanding $8 cumulative senior preferred stock received shares of $8 Cumulative Convertible Preferred Stock, stated value $100 per share (the "Convertible Preferred Shares"), all of which were subsequently converted into Shares (the Shares beneficially owned pursuant to such Recapitalization (including through the conversion of the Convertible Preferred Shares) being referred to herein as "Recapitalization Shares");


   (2) Pursuant to participation in the Company's 1986 Stock Option Plan (the "Option Plan"), the Company's Performance Unit Plan (the "PUP Plan"), the Company's 1988 Equity Incentive Compensation Plan (the "Equity Incentive Plan") and/or the Morgan Stanley International Profit Sharing Scheme (the "U.K. Profit Sharing Plan" and, together with the Option Plan, the PUP Plan and the Equity Incentive Plan the "Plans") (the Shares beneficially owned pursuant to participation in such Plans being referred to herein as "Benefit Plan Shares"); and

   (3) Pursuant to privately negotiated or open market transactions (the Shares beneficially owned pursuant to such transactions being referred to herein as "Separately Acquired Shares").

       In addition, many of the Reporting Persons are participants in the Morgan Stanley Group Inc. and Subsidiaries Employee Stock Ownership Plan (the "ESOP"), under which they have been allocated shares of ESOP Convertible Preferred Stock (the "ESOP Stock"). Shares of ESOP Stock are convertible into Shares, and shares of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class, all as described more fully below.

       Each Reporting Person's Recapitalization Shares, if any, were acquired in exchange for such Person's shares of the Company's privately-held common stock and non-cumulative preferred stock and/or a result of the conversion of the Convertible Preferred Shares; each Reporting Person's Benefit Plan Shares and shares of ESOP Stock, if any, were acquired pursuant to the terms of the Company's Plans and the ESOP, respectively, in consideration of services rendered and, in the case of Shares to be acquired pursuant to an exercise of options granted under the Company's Option Plan or Equity Incentive Plan, will be acquired by payment of the exercise price of the option, and each Reporting Person's Separately Acquired Shares, if any, were acquired by payment of personal funds or as a gift.

Item 4.   Purpose of Transaction.
          ----------------------

       The Recapitalization was effected as of February 14, 1986, and the Recapitalization Shares were acquired in order to facilitate an initial public offering of the Company's Shares. Prior to the Recapitalization, the then Managing Directors and Principals of Morgan Stanley & Co. Incorporated, a subsidiary of the Company, owned all of the Company's common stock. After the Recapitalization and the initial public offering of the Company's Shares, such Managing Directors and Principals (as a group) owned approximately 79% of the Company's Shares, the voting and disposition of which were subject to the Stockholders' Agreement (defined below in Item 6). The voting and disposition restrictions currently applicable to the Recapitalization Shares are discussed in Item 6.

       The purpose of the Option Plan is to provide an incentive to certain Managing Directors, Principals, officers, key employees and consultants of the Company and its subsidiaries ("Certain Personnel") to remain in the employ of the Company and such subsidiaries and to increase their interest in the success of the Company by offering them an opportunity to obtain a proprietary interest in the Company through the grant of options to purchase Shares. The Option Plan provides for the issuance of incentive stock options ("Incentive Stock Options") which meet the requirements of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), options that are not qualified under the Code ("Nonqualified Options" and collectively with the Incentive Stock Options, the "Options") and stock appreciation rights ("Stock Appreciation Rights"). A compensation committee appointed by the Company's Board of Directors (the "Compensation Committee"), which is required to consist of at least three disinterested persons, administers the Option Plan and selects the particular eligible persons who will receive grants of Options and Stock Appreciation Rights and the number of Shares that will be subject thereto.

       The exercise price of an Option granted under the Option Plan may not be less than 100% of the fair market value of the Shares subject to the Option as of the date the Option is granted, as determined by the Compensation Committee. Such fair market value currently is determined by reference to the average of the high and low prices of the Shares on the New York Stock Exchange on the date the Option is granted. An Option becomes exercisable at a rate of one-third of the number of Shares covered by such Option after each of the first three anniversaries of the date of grant, unless the Compensation Committee otherwise provides. Unless otherwise provided by the Compensation Committee, all Options must be exercised within 30 days after termination of an optionee's employment, or consultant's agreement, as applicable, except that if the optionee's employment is terminated by the Company for cause (as such term is defined in the Option Plan), the Option is canceled immediately. Further, unless otherwise provided by the Compensation Committee, if the termination is due to death or disability, the Option may be exercised within one year of termination, or, if due to retirement, within 90 days of termination. All Options, other than Incentive Stock Options, are required to expire within 10 years and one day of the date of grant. Payment of the exercise price of an Option may be made in cash or in Shares previously acquired by the optionee or a combination of cash and Shares.

       Under the Option Plan, a Stock Appreciation Right may only be issued in tandem with an Option granted under the Option Plan, must relate to a specific Option and may be exercised only when the related Option is exercisable. The exercise of a Stock Appreciation Right results in the cancellation of the related Option on a Share- for-Share basis and the payment to the optionee of an amount equal to the fair market value on the date of exercise of the total number of Shares for which the right is exercised, less the exercise price the optionee would have been required to pay to purchase such Shares had the related Option been exercised. Payment by the Company upon exercise of a Stock Appreciation Right may be made in cash or Shares, or a combination thereof, as determined in the sole discretion of the Compensation Committee.

       The Compensation Committee also has adopted certain additional terms and conditions for the grant of options ("U.K. Approved Options") to Certain Personnel under the jurisdiction of the United Kingdom in order to permit such persons to qualify for favorable tax treatment under the laws of the United Kingdom.

       The individual Option Agreement entered into by any Reporting Person pursuant to the Option Plan (an "Option Agreement") contains restrictions on voting and disposition of any Shares acquired pursuant to the Option Plan that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6). Shares issued, or issuable, to U.K. employees, however, are not subject to voting or disposition restrictions.

       The Option Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors authorizing its termination and (ii) March 21, 1996.

       The purpose of the PUP Plan is to benefit and advance the interests of the Company and its subsidiaries by rewarding Certain Personnel for their contributions to the financial success of the Company and thereby motivate them to continue to make such contributions in the future by awarding performance units (the "Performance Units") whose value is determined by reference to earnings per share of the Shares over a stated period of time. Performance Units are awarded, and the PUP Plan is administered, by the Compensation Committee.

       The value of a Performance Unit is equal to the Company's consolidated earnings per share (as determined by the Compensation Committee in accordance with the terms of the PUP Plan) during the period commencing on the first date of the Company's fiscal quarter which includes the date as of which a Performance Unit is awarded (the "Base Date") and ending on the earlier of (i) the last day of the Company's fiscal year which includes the date on which such Performance Unit is awarded and (ii) the last day of the Company's fiscal quarter in which a participant's employment is terminated by reason of death, long-term disability or retirement, or to such other date as is determined by the Compensation Committee (the "Valuation Date"). After the value of Performance Units is determined, such value generally will be distributed to the recipient in equal installments on or as soon as practicable following each of the first and second anniversaries of the Valuation Date.

       The PUP Plan provides that 50% of each installment of such value is paid in Shares, and the balance is paid in cash, although the Compensation Committee may increase the percentage paid in Shares. The Compensation Committee may also determine that a greater portion of any payment in connection with a Performance Unit will be paid in cash, in which case the Shares otherwise issuable as part of such payment will not be available for issuance in connection with other Performance Units. With each annual payment, in addition to the award value to be paid in cash and Shares, each recipient of a Performance Unit receives an amount in cash equal to the dividends which have been paid on the Shares issuable with such payment (including the Shares which would have been issued but for the substitute cash payment described above) if such Shares had been issued and outstanding during the period from the Valuation Date to the date of the payment.

       To be entitled to receive payment of each of the first and second installments of the value of a Performance Unit, a recipient (other than a non-employee consultant, who may be subject to other conditions) currently must be continuously employed by the Company from the date the Performance Unit is awarded (the "Award Date") to the first or second anniversary, as the case may be, of the Valuation Date with respect to such Performance Unit. If a recipient who is subject to the employment requirements terminates employment prior to the second anniversary of the Valuation Date with respect to a Performance Unit, any unpaid installment of the award's value is forfeited. One-half of the value of a Performance Unit awarded to such person shall become nonforfeitable on each of the first and second anniversaries of the Valuation Date if such person is continuously employed from the Award Date to each such anniversary of the Valuation Date. If, however, any recipient's employment is terminated by reason of death, long-term disability or retirement, the employment requirement is deemed to be satisfied, and the Valuation Date (if applicable) and payment dates are accelerated to the last day of the fiscal quarter in which employment so terminates. In addition, the Compensation Committee may, in its discretion, set and, in response to certain changes, adjust performance standards which a recipient must meet for an award of Performance Units to be effective.

       The individual PUP Agreement entered into by any Reporting Person pursuant to the PUP Plan (a "PUP Agreement") contains restrictions on voting and disposition of any shares acquired that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6). Shares issued to U.K. employees, however, are not subject to voting or disposition restrictions.

       The PUP Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors terminating such Plan and (ii) March 21, 1996.

       The Equity Incentive Plan was adopted by the Board of Directors of the Company on December 6, 1988 and approved by the Company's stockholders on May 4, 1989. The purpose of the Equity Incentive Plan is to attract, retain and motivate certain personnel, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of Shares of the Company. Awards under the Equity Incentive Plan may be in the form of Shares, stock units and/or options to purchase Shares. Shares issued pursuant to the Equity Incentive Plan may, in the discretion of the Compensation Committee, be made subject to the same voting restrictions that are set forth in the Stockholders' Agreement and in the Option and PUP Agreements. The Compensation Committee administers the Equity Incentive Plan, approves the eligible participants who will receive awards and has the power to fix and accelerate vesting periods.

       Under the terms of the Equity Incentive Plan, the Compensation Committee may grant Shares, valued at a discount (not to exceed 50%) of fair market value as of the date of grant (a "Stock Award"), in lieu of, or in addition to, all or a portion of a participant's cash incentive compensation for a particular year. A participant may be allowed to elect to receive a portion of this award in the form of options to acquire Shares (an "Option Award") or to receive additional Shares or options in lieu of some or all of the cash portion of his compensation. Awards may also be made in the form of units ("Stock Unit Award") representing the number of Shares a participant would otherwise have been eligible to receive under a Stock Award (a "Stock Unit"). A participant may also elect to receive Stock Units in lieu of some or all of the cash portion of his compensation.

       An Option Award may consist of either nonqualified stock options or incentive stock options within the meaning of Section 422A of the Code. An Option Award entitles the participant to acquire a specified number of Shares at an exercise price of no less than 50% of fair market value on the date of the award, as determined by the Compensation Committee. Options become exercisable in accordance with a schedule established by the Compensation Committee. The exercise price may be paid in cash or stock or a combination thereof. The ability to pay the option price in Shares would, unless prohibited by the Compensation Committee, enable an optionee to engage in a series of successive stock-for-stock exercises of an option and thereby fully exercise an option with little or no cash investment by the optionee. Option Awards expire not later than ten years from the date of award.

       The Company may require a participant to pay a sum to the Company or, pursuant to reduced Share delivery provisions, the Company may retain the number of Shares having an equivalent value as may be necessary to cover any taxes or charges imposed with respect to property or income received by a participant pursuant to the Equity Incentive Plan.

       Recipients of Stock Awards are entitled to exercise voting rights and receive dividends with respect to the Shares underlying such awards upon receipt of such awards. Recipients of Stock Unit Awards are entitled to receive amounts equivalent to dividends with respect to the Shares underlying such awards prior to receipt of such Shares.

       Subsequent to May 2, 1991 up to an aggregate of 24,000,000 additional Shares may be issued pursuant to the Option Plan, the PUP Plan and the Equity Incentive Plan.

       The Stock Units awarded as part of 1990 and 1991 compensation and those awarded to Principals as part of compensation for the thirteen month period ending January 31, 1993 ( the "Thirteen Month Period"), although immediately vested, will not convert into Shares for five years after award. Vested and unvested Stock Units awarded to Managing Directors as part of the

Thirteen Month Period compensation will not convert into Shares for ten years after the award. On March 6, 1991 the Company established a trust (the "Trust") pursuant to the Trust Agreement between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), dated March 5, 1991 (the "Trust Agreement"). Subject to the Company's right to amend or terminate the trust at any time, the terms of the Trust Agreement permit the active employees of the Company who are holders of Stock Units issued as part of 1990, 1991 and the Thirteen Month Period compensation to direct the vote of the Shares corresponding to such Stock Units held in the Trust for purposes of the Preliminary Vote, as described in Item 6. Shares underlying Stock Units issued to Japanese local hires or expatriates working in Japan ("Japanese Participants") are not held in the Trust and therefore Japanese Participants do not enjoy voting rights with respect to their Stock Units. The Trustee, in accordance with the terms of the Voting Agreement between the Trustee and the Company dated March 5, 1991, has the obligation to vote the Shares held in the Trust in accordance with the result of the Preliminary Vote described in Item 6. Stock options awarded as part of 1990 compensation will be immediately exercisable, but Shares issued upon such exercise will be subject to a five-year restriction on disposition or pledging.

       Shares purchased on behalf of certain Reporting Persons pursuant to the U.K. Profit Sharing Plan are purchased with profit-sharing awards and are held pursuant to the terms of the U.K. Profit Sharing Plan for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement.

       On September 19, 1990, the Company issued 1,951,219 shares of ESOP Stock at a purchase price of $71.75 per share to a trustee of the ESOP. In connection with a two for one split of the Company Stock, on August 27, 1991, the Board of Directors declared a special dividend equal to one share of ESOP Preferred Stock for each share of ESOP Preferred Stock outstanding at the close of business on August 27, 1991 payable to the record holders thereof at the close of business on such date. Shares of ESOP Stock are issuable only to a trustee or trustees acting on behalf of the ESOP or another employee benefit plan of the Company.

       The ESOP Stock is entitled to a preference over the Company's Common Stock as to the payment of dividends and upon liquidation. The holders of shares of the ESOP Stock are entitled to receive, when declared out of funds legally available therefor, cash dividends in the amount of $2.78 per share per annum, subject to adjustment, payable either annually or semiannually, at the election of the Board of Directors of the Company. Holders of ESOP Stock are entitled to receive $35.87 per share, subject to adjustment (the "Liquidation Price"), upon dissolution or liquidation of the Company.

       Holders of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class. Each share of ESOP Stock is entitled to the number of votes equal to 1.35 times the number of Shares into which such share of ESOP Stock could be converted on the record date for such vote. Each Reporting Person who is a participant in the ESOP has the ability to instruct the trustee how to vote the shares of ESOP Stock allocated to his account. In addition, unallocated shares of ESOP Stock are voted by the trustee on a pro rata basis with the instructions received with respect to the allocated ESOP Stock. Shares of ESOP Stock are allocated to each participant in the ESOP on December 31 in each year. Upon termination of employment, participants in the ESOP are entitled to receive the Liquidation Price in cash, in Shares or a combination thereof at the option of the participant.

       Each share of ESOP Stock is convertible into Shares by the trustee of the ESOP at any time prior to the date fixed for redemption of the ESOP Stock at an initial conversion rate of one share of ESOP Stock to one Share, which rate is subject to adjustment. On the date hereof the conversion price per share at which Shares will be issued upon conversion of any shares of ESOP Stock is $35.87, subject to adjustment.

       The ESOP Stock is redeemable at the Company's option at the Liquidation Price plus accrued dividends at any time after September 19, 2000 and prior thereto under certain circumstances at specified prices. The Company may pay the redemption price of the ESOP Stock in cash, in Shares or a combination thereof. Neither ESOP Stock nor Shares issued to participants in the ESOP are subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements, as described in Item 6.

       Separately Acquired Shares that have been acquired by Reporting Persons are held for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements.

       Except for (i) the possible acquisition from time to time of additional Separately Acquired Shares for investment purposes and (ii) the acquisition of Shares issued by the Company in the ordinary course of business pursuant to the Plans, none of the Reporting Persons has any plans or proposals which relate to or would result in their acquisition of additional Shares.

       Beginning on March 21, 1988, the Reporting Persons became, pursuant to the terms of the Stockholders' Agreement, Option Agreements and PUP Agreements, free to dispose of varying percentages of their individually owned Shares, as to which each Reporting Person has sole dispositive power. Dispositions of Shares may be made pursuant to (i) Rule 144 under the Securities Act of 1933, as amended (the "Act"), (ii) a registration statement filed under the Act or (iii) any available exemption from registration under the Act, and in accordance with the individual investment objectives of the Reporting Person disposing of such Shares.

       Except as previously described in this Item 4, the Reporting Persons as a group do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

       (a) Items (11) and (13) of the cover page for each of the Reporting Persons are hereby incorporated by reference. As of the date of this report, the Reporting Persons as a group may be deemed to beneficially own an aggregate of 26,732,516 Shares, approximately 33.8% . Since June 30, 1993, the retirement or termination of certain employees became effective. Such employees are no longer Reporting Persons and the Reporting Persons' beneficial ownership of Shares, after accounting for changes in the number of total Shares outstanding, has accordingly decreased by 1.2%. The Reporting Persons as a group hereby disclaim beneficial ownership of any Shares held by any Reporting Person as to which such Reporting Person has sole voting and dispositive power. Each Reporting Person hereby disclaims beneficial ownership of any Shares which may be deemed to be imputed to the Reporting Persons as a group.

       Except as described in Schedule I, no Reporting Person has the right to acquire Shares within 60 days from the date hereof.

       (b) Items (7) - (10) of the cover page or the information provided on Appendix A for each of the Reporting Persons are hereby incorporated by reference.

       (c) Except as described in Schedule II, no Reporting Person has effected any transactions in any Shares during the past 60 days.

       (d) None.

       (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          ---------------------------------------

       Reporting Persons who own Recapitalization Shares have entered into a Stockholders' Agreement dated as of February 14, 1986 (the "Stockholders' Agreement") (Exhibit A hereto) which contains restrictions regarding the voting and disposition of the Recapitalization Shares. The Option Plan and PUP Plan permit the Compensation Committee, in its discretion, to require that participants in such Plans enter into agreements that place restrictions on the voting and disposition of Shares acquired pursuant to such Plans similar to those restrictions set forth in the Stockholders' Agreement. Similarly, the Equity Incentive Plan provides that the Compensation Committee may require participants to enter into agreements that place voting restrictions on Shares awarded thereunder and Shares issuable upon the exercise of an option awarded under such Plan (except where constraints of local law dictate otherwise) which are substantially similar to those contained in the Stockholders' Agreement. In addition, the agreements or certificates setting forth the terms of awards granted under the Equity Incentive Plan impose certain vesting requirements and restrictions on transfer. Reference is hereby made to the terms of the agreements or certificates that impose such restrictions pursuant to the

Option Plan, PUP Plan and Equity Incentive Plan (collectively, the "Plan Agreements"), the forms of which are included as Exhibits E, G, L, M, N, P, Q, V, and X hereto, and the following description is qualified in its entirety by reference to such Agreements.

       Each of the individuals listed on the cover sheets to this report and Appendix A hereto is a party to one or more of the following agreements: the Stockholders' Agreement and the Plan Agreements.

       Pursuant to the voting restrictions contained in the Stockholders' Agreement and the Plan Agreements, the Reporting Persons, prior to any vote of the stockholders of the Company at a meeting called with respect to any corporate action or before action is taken by written consent, may vote all Shares subject to the voting restrictions in a preliminary vote in such manner as each Reporting Person may determine in his sole discretion (the "Preliminary Vote"). At the subsequent stockholders' meeting or in connection with any action taken by written consent, the Reporting Persons must then vote all such Shares on the matter at issue in accordance with the vote of the majority of the Shares present and voting in the Preliminary Vote. Reporting Persons who cease to be employed by the Company or any of its subsidiaries on or prior to the date of the Preliminary Vote no longer participate in the Preliminary Vote.

       The Stockholders' Agreement presently permits each Reporting Person to dispose of Recapitalization Shares and/or Shares acquired pursuant to the Option Plan and PUP Plan (together with the Recapitalization Shares, "Total Restricted Stock") in the following amounts:

                           % of Total Restricted Stock
   Age at Date of Sale          Permitted to be Sold
     -------------------    ---------------------------
     35 through 38                    10%
     39 through 42               Additional 10%
     43 through 46               Additional 10%
     47 through 49               Additional 10%
     50 and above                Additional 10%


       If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, the Stockholders' Agreement permits such Reporting Person to dispose of his Recapitalization Shares without restriction. Reporting Persons may dispose of Recapitalization Shares at any time, in any amount, regardless of the foregoing restrictions with the consent of the Board of Directors of the Company.

       The transfer restrictions contained in the Option Agreements (excluding U.K. Approved Options) permit the transfer, at any time, without restriction, of only that number of Shares having a value equal to the excess of the fair market value (as of the date of exercise) of the Shares acquired upon such exercise of such Option over the aggregate amount paid upon exercise of such Option multiplied by the highest statutory federal, state, local and foreign tax rates at the time of exercise (but in no event greater than 50% of such excess). The balance of the Shares acquired upon the exercise of such Options will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the optionee that are subject to restrictions and according to the optionee's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to Shares acquired pursuant to the Option Plan.

       Except for Performance Units awarded to employees in the United Kingdom, Performance Units that have been awarded through the date hereof provide that Shares received thereunder will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the recipient that are subject to restrictions and according to the recipient's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to the Shares acquired pursuant to the PUP Plan. With respect to awards made under the Equity Incentive Plan prior to 1990, a participant will vest in any Stock Awards, Stock Unit Awards or Option Awards, the restrictions on the transferability of Stock Awards will lapse and any options awarded will become exercisable all in accordance with a schedule established by the Compensation Committee. The Compensation Committee may, however, accelerate the vesting of any award, the lapse of restrictions on the transferability of any Stock Award and the date on which any option awarded first becomes exercisable. Prior to vesting and the lapse of restrictions on transferability, none of the Shares awarded may be sold, assigned, exchanged or transferred, pledged, hypothecated or otherwise disposed of or encumbered. In the event of death, disability or retirement, a participant will vest in any non-vested awards and restrictions on transferability and ability to exercise options will lapse. Upon termination for any reason other than death, disability or retirement, unless the Compensation Committee in its discretion determines otherwise, a participant's right to any awards that have not vested or become exercisable and as to which the restrictions have not lapsed will be terminated.

       In 1990 awards under the Equity Incentive Plan consisted of Options and Stock Units, convertible into Shares at the end of five years. The Stock Units were immediately vested and the Options were immediately exercisable, subject, in either case, to forfeiture if before the fifth anniversary of the date of the award (as defined in the award certificate), (i) the employment of the Reporting Person is terminated by the Company for "cause" (as defined in the award certificate) or (ii) the Reporting Person discloses "proprietary information" (as defined in the award certificate) without authorization. Neither the Options nor the Stock Units are transferable at any time. Any Shares received by a Reporting Person upon the exercise of an Option awarded in 1990 are subject to forfeiture, as described above, and are not transferable before the fifth anniversary of the date of the award. In the event of a Reporting Person's death, disability or retirement, the Stock Units will convert into Shares immediately and such Shares will not be subject to forfeiture or to any restrictions on transfer (other than those that arise under the securities laws). Similarly, in such event any Options awarded will cease to be subject to forfeiture and any Shares received upon the exercise of an Option will cease to be subject to forfeiture or to any restrictions on transfer (other than those that arise under the securities laws).

       In 1991 awards under the Equity Incentive Compensation Plan consisted of Stock Units convertible into Shares at the end of five years. Such Stock Units are subject to forfeiture and have restrictions similar to Stock Units issued in 1990.

       Awards to Principals made as part of Thirteen Month Period compensation do not convert into Shares for five years from the date of the award and are subject to forfeiture and have restrictions similar to Stock Units issued in 1990. Awards made to Managing Directors as part of Thirteen Month Period compensation are also subject to forfeiture and restrictions similar to Stock Units issued in 1990, but do not convert into Shares for ten years from the date of the award. Awards to Managing Directors consisted of immediately vested Stock Units and unvested Stock Units. Unvested Stock Units vest in equal increments during the term of the award.

       The U.K. Profit Sharing Plan provides that Shares awarded to the participants are held by a trustee in the name and on behalf of each participant for a period of two years from the date of such award (the "Retention Period"). Each participant is fully vested in, and is the beneficial owner of, the shares held on his behalf as of the award date of the Shares. The Retention Period ends sooner than two years if the participant leaves the employ of the Company and/or its subsidiaries because of death, injury, disability or redundancy or because he has reached statutory pensionable age. During the Retention Period, a participant may not assign, pledge or otherwise dispose of such Shares; however, a participant is able to instruct the trustee how to vote such Shares on his behalf.

       Separately Acquired Shares are not subject to any voting or disposition restrictions.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

       Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to registration statements or reports filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, and are hereby incorporated by reference to such statements or reports.


Exhibit   A Stockholders' Agreement dated February 14, 1986 among the Reporting
            Persons and the Company (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).
Exhibit   B Morgan Stanley Group Inc. Performance Unit Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit C Morgan Stanley Group Inc. 1986 Stock Option Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).
Exhibit D Trust Deed and Rules of the Morgan Stanley International Profit Sharing Scheme (approved under the Finance Act 1978 as amended), dated 12 November, 1987, of Morgan Stanley Group Inc., Morgan Stanley International and Noble Lowndes Settlement Trustees Limited (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).


Exhibit E Form of Award Agreement Under the Morgan Stanley Group
          Inc. Performance Unit Plan (Registration Statement on
          Form S-8 (No. 33-42464)).

Exhibit F UK Form of Award Agreement Under the Morgan Stanley Group
          Inc.  Performance Unit Plan (Registration Statement on
          Form S-8 (No. 33-42464)).

Exhibit G Form of Nonqualified Stock Option Agreement Under the
          Morgan Stanley Group Inc. 1986 Stock Option Plan
          (Registration Statement on Form S-8 (No. 33-42464)).
Exhibit H Morgan Stanley Group Inc. UK Approved Stock Option Scheme, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit I Form of Morgan Stanley Group Inc. UK Approved Stock
          Option Agreement (Registration Statement on Form S-8 (No.
          33-42464)).

Exhibit J Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit K Form of Stock Unit Certificate Under the Morgan Stanley
          Group Inc. 1988 Equity Incentive Compensation Plan
          (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit L Form of Convertible Unit Agreement Under the Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan (Previously filed with
          Schedule 13D dated May 12, 1989).

Exhibit M Form of Stock Restriction Agreement Under the Morgan
          Stanley Group Inc.  1988 Equity Incentive Compensation
          Plan (Registration Statement on Form S-8 (No. 33-42464)).


Exhibit N Form of Option Agreement Under the Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan (Previously filed with Schedule 13D dated May 12, 1989).

Exhibit O Form of Stock Unit Certificate Under the Morgan Stanley
          Group Inc. 1988 Equity Incentive Compensation Plan
          (Previously filed as Exhibit V with Amendment No. 5 to
          Schedule 13D dated December 31, 1990).

Exhibit P Form of Stock Option Certificate Under the Morgan Stanley
          Group Inc. 1988 Equity Incentive Compensation Plan
          (Previously filed as Exhibit W with Amendment No. 5 to
          Schedule 13D dated December 31, 1990).

Exhibit Q Form of Voting Agreement Under the Morgan Stanley Group
          Inc. 1988 Equity Incentive Compensation Plan (Previously filed as Exhibit X with Amendment No. 5 to Schedule 13D dated December 31, 1990).

Exhibit R Trust Agreement between Morgan Stanley Group Inc. and

          State Street Bank and Trust Company dated March 5, 1991 (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit S Voting Agreement among Morgan Stanley Group Inc., State Street Bank and Trust Company and Other Persons Signing Similar Agreements dated March 5, 1991 (Previously filed as Exhibit Z with Amendment No. 7 to
          Schedule 13D dated March 14, 1991).

                                   Schedule I



                            RIGHTS TO ACQUIRE SHARES
                            ------------------------



       As of January 7, 1994 (60 days from November 8, 1993), 637 Reporting Persons have the right to acquire 5,369,468 Shares pursuant to the exercise of Options. No Reporting Person individually has Options presently exercisable covering more than 1% of the Shares outstanding as of the date hereof.

                                   Schedule II



                               RECENT TRANSACTIONS
                               -------------------



During the last 60 days, 12 Reporting Persons sold an aggregate of 248,435 Shares at a cumulative average price of $83.865 per Share. Such sales were effected pursuant to exemptions under the Act. During such period, no Reporting Person individually disposed of a number of Shares exceeding 1% of the Shares outstanding.

During such period, no Reporting Person individually acquired Shares in excess of 1% of the Shares outstanding, but 3 Reporting Persons acquired an aggregate of 14,335 Equity Incentive Compensation Plan Stock Units.

                                    Signature



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:   November 8, 1993



                              By:   /s/ Jonathan M. Clark
                                 ------------------------
                                    Jonathan M. Clark
                                    Attorney-in-Fact